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Rider attached to and forming a part of Policy issued by MONY Life Insurance
Company of America


Insured:

The effective date of this Rider is the Date of Issue of the Policy. If any provision of this Rider is inconsistent with any provision of the Policy, the Rider provision controls the Rider.
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                    GUARANTEED DEATH BENEFIT TO AGE 100 RIDER

The Benefit

What is the Benefit of this Rider?

During the Insured's lifetime (and while this Rider is in force), if the Policy would lapse on a Monthly Anniversary Day as described in the Grace Period section, the Policy may instead continue in force during that policy month subject to satisfaction of the Cumulative Minimum Monthly Premium Test as described below.

We will deduct the monthly deduction to the extent possible and we will waive any excess not deducted, as applicable.

What is the Guarantee Period of the Rider?

The guarantee period6$ for this Rider is to the Insured's Age 100.

What does "Insured" mean?

"Insured" means the person named in the in the heading of this Rider.

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Cumulative Minimum Monthly Premium Test

What is the Minimum Monthly Premium for this Rider and what is it based on?

The Minimum Monthly Premium for this Rider at issue is shown in Section 1 of the Policy and is based on the Insured's age, gender and class of risk, the Specified Amount and any other riders.

Can the Minimum Monthly Premium change?

Yes, the Minimum Monthly Premium changes whenever the Specified Amount is increased. The new Minimum Monthly Premium will be based on the Insured's age and class of risk on the date any increase in Specified Amount takes effect. A new Minimum Monthly Premium will also be determined when certain other riders are added or terminated. The Minimum Monthly Premium does not change upon a decrease in Specified Amount.

What is the Cumulative Minimum Monthly Premium?

The Cumulative Minimum Monthly Premium is the sum of each Minimum Monthly Premium times the number of in force policy months during which that premium applied.

What is the purpose of the Cumulative Minimum Monthly Premium?

The Cumulative Minimum Monthly Premium is used in the test which determines whether this Rider and the Policy will stay in force or go into a grace period. The test is this: On each Monthly Anniversary Day while this Rider is in force, we compare the total premiums received (less any partial surrender, excluding its fee, and any debt) to the Cumulative Minimum Monthly Premium. If the total premiums received (less any partial surrender excluding its fee, and any debt) exceed the Cumulative Minimum Monthly Premium, then this test is satisfied and this Rider and the Policy will stay in force for the following policy month. If the total premiums received (less any partial surrender, excluding its fee, and any debt) do not exceed the Cumulative Minimum Monthly Premium but the Cash Value of the Policy is greater than zero, then this test is also satisfied and this Rider and the Policy will stay in force for the following policy month. .

What happens if the test is not satisfied?

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If the test is not satisfied on any Monthly Anniversary Day, this Rider and the
Policy will go into a grace period (see Rider Grace Period section below) and we will send a notice of insufficient premium. The Cash Value of the Policy must also be less than zero for this notice to be sent. The notice will be mailed to the last known address of the Owner and of any assignee of record.

If the Policy's monthly deductions are being waived under the provisions of a Waiver of Monthly Deduction Benefit rider, does the test still need to be satisfied?

Yes. Even if a Waiver of Monthly Deduction Benefit rider is in effect on this Policy, it will not waive the requirement for payment of the Cumulative Minimum Monthly Premium described above. However, the Cumulative Minimum Monthly Premium will remain fixed at the level it was at the start of total disability. It will remain at that level until the Insured under that Waiver of Monthly Deduction Benefit rider is no longer totally disabled under the terms of that rider.

If the Policy's Specified Premiums are being waived under the provisions of a Waiver of Specified Premium rider, does the test still need to be satisfied?

Yes. Even if a Waiver of Specified Premium rider is in effect on this Policy, it will not waive the requirement for payment of the Cumulative Minimum Monthly Premium described above. Total premiums received will be increased each month by the amount of Specified Premium waived and the Cumulative Minimum Monthly Premium will increase during the period of total disability.

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Rider Grace Period

What is the Rider grace period?

The Rider grace period is the time we allow you to pay any amount needed to keep this Rider in force.

After I receive the notice, how much will I have to pay and is there a grace period for that payment?

After you receive a notice of insufficient premium, you will have a grace period of 61 days to pay:

(1) the difference between total premiums paid (less any partial surrender, excluding its fee, and any debt) and the Cumulative Minimum Monthly Premium; PLUS

(2)  one Minimum Monthly Premium for this Rider.

What if I don't pay the required amount within the grace period?

If the payment described above is not received within the grace period, this Rider and the Policy will end and the provisions of the Grace Period section of the Policy will apply (see Grace Period section of Policy).

Will reinstatement of the Policy include reinstatement of this Rider?

Yes, if this Rider and the Policy lapse, they may be reinstated in accordance with the Reinstatement provisions of the policy.

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Rider Termination

When will this Rider end?

This Rider will end on the earliest of:

(1) the end of the 61 day Rider grace period if payment of the amount required under that provision is not received;
(2)  the policy anniversary following the Insured's Age 100;
(3)  the date the Policy goes out of force; or
(4) the Monthly Anniversary Day that falls on, or next follows, the date we receive written request to end this Rider.

What does it mean when the Rider ends?

On and after its end, this Rider will have no force.

Attached on its Date of Issue.

/s/ DAVID S. WALDMAN

DAVID S. WALDMAN, Secretary